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Sibanye Stillwater Limited
Exhibit 99.1
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater provides update on environmental permits for the Keliber lithium project
Johannesburg, 6 February 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to report that the anticipated environmental permit for the Keliber lithium project’s Rapasaari mine and Päiväneva concentrator was received from the Regional State Administrative Agency for Western and Inland Finland
(AVI) on 28 December 2022. Separate permit applications for the Rapasaari mine and Päiväneva concentrator filed on 30 June 2021 were subsequently combined into one permit by the AVI.
The proposed mining and processing activities authorised by the AVI permit are located in the municipalities of Kaustinen, Kokkola and Kronoby, Finland. The Rapasaari mine operations will comprise the extraction of ore and waste rock, disposal of the waste rock, and discharge of water from the area. The concentrator operations in Päiväneva include mineral processing, tailings and process water treatment, water intake from the river Köyhäjoki and responsible discharge of overflow to the river.
The permit decision from the AVI include a water management permit for the concentrator and the right to start operations despite the existence of any appeals. Since the permit decision from the AVI was published,
Keliber has carefully assessed the 144 permit conditions it contains and on Friday 3 February 2023, made a submission to the Vaasa Administrative Court for changes to and/or clarification to six of the permit conditions.
“We are pleased to have received this key environmental permit soon after being granted approval for the
Keliber lithium refinery in Kokkola, which is preparing for the construction phase to start within the following weeks. Our aim is to advance the project within schedule while ensuring our environmental impact is as low as possible while we follow the required processes to ensure all permitting conditions are reasonable, unambiguous and will be practical to implement and adhere to”, says Neal Froneman, CEO of Sibanye-
Stillwater.
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global
PGM auto catalytic recyclers and has interests in leading mine tailings retreatment operations.
Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces other PGMs, such as iridium and ruthenium, along with chrome, copper and nickel as by-products. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally.
Keliber is an advanced lithium project, located in Kaustinen and Kokkola, Finland. Keliber aims to be the first European producer of battery-grade lithium hydroxide from its own mined ore reserves. Keliber is a subsidiary of Sibanye-Stillwater, a multinational mining and metals processing Group, with Finnish Minerals Group as the second largest shareholder, a state-owned company developing the value chain of lithium-ion batteries.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-
looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining;
the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report and the Annual Report on Form 20-F.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
KELIBER FORWARDLOOKING NUMBERS AND DECLARATION
Note that numbers shared are based on the Keliber Oy team’s studies, standards and guidelines prior to the integration into the
Sibanye-Stillwater Group and are subject to change in future.

NON-IFRS MEASURES

The information contained in this announcement may contain certain non-IFRS measures, including adjusted EBITDA, AISC and AIC.
These measures may not be comparable to similarly titled measures used by other companies and are not measures of Sibanye-
Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort.

WEBSITES
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.